FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November 2013 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On November 13, 2013, the registrant announced Continued Strategic Partnership with Forza Silicon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: November 13, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

FOR IMMEDIATE RELEASE
Annie Suede
Forza Silicon, Inc.
annie@forzasilicon.com
+1.626.796.1182

Forza Silicon Announces Continued Strategic Partnership with TowerJazz

Partnership Combines Forza Silicon’s CMOS Image Sensor Design Expertise with TowerJazz’s
Specialty Process Technologies to Fulfill Customer Time-to-Market Requirements

Irvine, CA – November 13, 2013 – Forza Silicon Corporation, a fabless mixed-signal semiconductor company, and TowerJazz, the global specialty foundry, today announced at the TowerJazz 8th annual U.S. Technical Global Symposium, their continued strategic partnership to design and produce mixed-signal and image sensor chips utilizing TowerJazz’s process and design technology capabilities.

The announcement highlights an existing 11-year relationship between the two companies, during which Forza Silicon has successfully completed several developments employing TowerJazz’s processes. Recent developments include the following:

•	133 Mpixel, 60 FPS image sensor
•	Low power global shutter SOC imager
•	Family of sensors for dental X-ray
•	Small size endoscopy sensor
•	High-speed global shutter sensor

Forza Silicon designs custom CMOS image sensors, which comprises TowerJazz’s Advanced Photo Diode (APD) pixel IP, and utilizes its Fab2, 0.18-micron process technology. The APD technology used in these CMOS image sensors enables improved optical and electrical performance of ultra-small pixels utilizing deep sub-micron process technologies, thus enabling the manufacturing of small, cost-effective image sensor solutions.

“We joined TowerJazz’s Design Center Program several years ago and have seen significant efficiencies since we’ve aligned our business processes to meet the time-to-market requirements of our customers,” said Dr. Barmak Mansoorian, Forza Silicon President. “This partnership is a natural complement to our business model of providing end-to-end design engineering and manufacturing services from circuit design through to production testing.

“We are excited to work with partners such as Forza Silicon who have proven to be true innovators in the CMOS image sensor field,” said Dr. Avi Strum, VP & General Manager, CMOS Sensors Business Unit,VP Sales, Europe. “Forza Silicon’s great depth of talent and proven ability to work closely with a customer on an idea, collaborate on a design, and follow through to volume production is critical to deliver advanced solutions. Together, we are committed to producing innovative, cutting-edge products for a variety of applications.”

About Forza Silicon
Forza Silicon Corporation is a privately held fabless semiconductor company, specializing in analog/mixed signal and CMOS image sensor designs. Forza’s Design and Integrated Production Services model offers select customers a complete end-to-end solution from circuit design to the delivery of highly reliable, production parts. Our consultative approach with clients, deep understanding of CMOS image technology and proven design process minimizes risk and reduces production costs, while providing state-of-the-art designs that accelerate time-to-market. For more information, visit www.forzasilicon.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Inc., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Forza Silicon Corporation
2947 Bradley Street, Suite 130, Pasadena, CA 91107 USA | TEL +1.626.796.1182 | Fax +1.626.796.5882